TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2012 YEAR-END CONTINGENT RESOURCES
AND PROPSECTIVE RESOURCE EVALUATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 29, 2013 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced its 2012 year-end contingent resources. In addition the Company is pleased to announce the results of an independent prospective resource evaluation of 38 individual oil prospects located in the Egyptian Western Desert within the South Alamein (100% WI), South Mariut (60% WI) and East Ghazalat (50% WI) exploration concessions.

The Company’s 2012 year-end contingent resources and the prospective resource evaluations were prepared by the independent reserves evaluation firm of DeGolyer and MacNaughton Canada Limited (“DMCL”). Both evaluations were performed in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities Section 5.9 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH") Volume 1, and are effective December 31, 2012.

All dollar values are expressed in United States dollars unless otherwise stated.

CONTINGENT RESOURCE HIGHLIGHTS

  Best Case Contingent Resources of 2.0 million barrels

  Estimated Future Net Revenue for Best Case Contingent Resource is $29.1 million (at 10% discounting)

PROSPECTIVE RESOURCE HIGHLIGHTS

  The Mean estimate of total undiscovered oil initially in place (“UPIIP”) for the 38 evaluated prospects is 1 billion barrels

  The Mean estimate of total Prospective Resource is 200 million barrels

  The Mean estimate of total Working Interest Prospective Resource is 170 million barrels

  Company announced a 2013 Capital program (December 11, 2012), which includes exploration wells to evaluate 10 of the 38 prospects in the report. The planned 10 wells will evaluate approximately 75 of the 170 million barrels (44%) of Mean Working Interest Prospective Resources during 2013.

CONTINGENT RESOURCES

The following is a summary of DMCL evaluation for the year ended December 31, 2012. The Company did not have Contingent Resources evaluated at year ended December 31, 2011. The recovery and contingent resource estimates of crude oil, natural gas liquids (“NGLs”) and natural gas resources provided in this news release are estimates only, and there is no guarantee that the estimated resources will be recovered. Actual crude oil, NGL and natural gas resources may be greater than, or less than, the estimates provided herein. All Contingent Resources presented are based on DMCL forecast pricing effective December 31, 2012.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce any portion of the resources.

2012 Year-End Contingent Resource Summary
(Working Interest, before royalties)

Contingent Resources at December 31, 2012 (thousands of barrels “Mbbl”)	Low Case	Best Case	High Case
Egypt	475	1,430	2,848
Yemen	330	584	600
Total	805	2,014	3,448
* Numbers may not add exactly due to rounding

Uncertainty Ranges as described by the COGEH handbook as low, best and high estimates for resources as follows:

Low Estimate: this is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will be actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

Contingencies

In Egypt, Contingent Resources were assigned to the Boraq 2 oil discovery in the South Alamein concession which was acquired in 2012. The Contingent Resources assigned to Boraq are contingent on the approval of a development plan. During 2012 the Company prepared and submitted an eight well drilling program for approvals, which includes two appraisal/development wells at Boraq and six exploration wells on the concession. Upon receiving the necessary approvals, the Company plans to proceed with the appraisal/development of the Boraq 2 discovery in 2013.

In Yemen, Reserve volumes which had historically been assigned to the Osaylan oil pool in Block S-1 were removed from the Company Reserves and reclassified as Contingent Resources at year-end 2012. The assigned Contingent Resources are contingent on future drilling which has been curtailed in the area due to political instability and related security issues.

Contingent Resources Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which resources have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s properties. There is no assurance that such price and cost assumptions will be attained, and variances could be material. The recovery and resource estimates of crude oil, NGL and natural gas resources provided herein are estimates only, and there is no guarantee that the estimated resources will be recovered. Actual crude oil, NGL and natural gas resources may be greater than or less than the estimates provided herein.

The estimated future net revenues for year ended 2012 presented below in millions of U.S. dollars (“$MM”) are calculated using DMCL price forecast at December 31, 2012 and constant pricing for 2012. In the constant price case, the prices were held constant for the life of the resources.

Forecast and Constant Pricing Contingent Resources

Present Value of Future Net Revenues, After Tax ($MM)*

	Independent Evaluator's Price Forcast					Constant Pricing
Contingent Resource
Present Value	December 31, 2012 Discounted at					December 31, 2012 Discounted at
By Area	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Low Case
Egypt	$10.9	$9.8	$8.9	$8.2	$7.5	$11.8	$10.6	$9.6	$8.8	$8.1
Yemen	$4.8	$3.9	$3.1	$2.5	$2.1	$5.4	$4.3	$3.4	$2.8	$2.3
Total Low	$15.7	$13.7	$12.0	$10.7	$9.6	$17.2	$14.9	$13.0	$11.6	$10.4
Best Case
Egypt	$32.7	$28.2	$24.7	$21.8	$19.4	$35.4	$30.5	$26.6	$23.5	$21.0
Yemen	$8.2	$6.0	$4.4	$3.4	$2.6	$8.7	$6.4	$4.8	$3.6	$2.8
Total Best	$40.9	$34.2	$29.1	$25.2	$22.0	$44.1	$36.9	$31.4	$27.1	$23.8
High Case
Egypt	$70.9	$58.6	$49.6	$42.7	$37.3	$76.0	$62.9	$53.2	$45.9	$40.0
Yemen	$9.0	$6.4	$4.7	$3.5	$2.7	$9.6	$6.9	$5.1	$3.8	$2.9
Total High	$79.9	$65.0	$54.3	$46.2	$40.0	$85.6	$69.8	$58.3	$49.7	$42.9

* Numbers may not add exactly due to rounding

The following table summarizes DMCL reference price forecast used to estimate future net revenues:

DMCL Forecast Pricing ($/bbl)
Brent Forecast Pricing ($/Bbl)	2013	2014	2015	2016	2017
Year-end 2012	$ 111.00	$ 108.35	$ 105.72	$ 107.88	$ 106.62

Constant Pricing ($/Bbl)	Year-end 2012
Egypt	$100.77
Yemen	$110.05

PROSPECTIVE RESOURCES

The DMCL prospective resources estimates were prepared in accordance with the requirements of Canadian National Instrument 51-101 Standards of Disclosure, for Oil and Gas Activities Section 5.9 ("NI 51-101").

Capitalized terms related to resources classifications used in this press release, are based on the definitions and guidelines in Section 5.3.5 of the Canadian Oil and Gas Evaluation Handbook ("COGEH"), Volume 1.

Historic well data, regional geology and seismic data were reviewed by DMCL to prepare a probabilistic Prospective Resources Estimate. The following table shows the gross estimated prospective resources expressed in millions of barrels. These estimates have not been adjusted for the probability of geologic success (Pg).

The following tables summarize DMCL independent evaluation of the Prospective Resources associated with these 38 prospects:

Gross Estimated Prospective Resources

	Low	Best	High	Mean
(Millions of Barrels "MMbbls")	Estimate	Estimate	Estimate	Estimate
Gross Pool Prospective Oil Resources	131.5	191.6	279.1	200.0
Gross Working Interest Prospective Oil Resources	110.8	162.9	238.9	170.4

Notes:
Low, best, high and mean estimates in the table set out above are P90, P50, P10 and mean respectively as defined below.
Pg has not been applied to the volumes in the table set out above.
Application of any geological and economic chance factor does not equate prospective resources to contingent resources or reserves.
Recovery efficiency is applied to prospective resources in the table set out above.
The prospective resources presented above are based on the statistical aggregation method.
There is no certainty that any portion of the prospective resources estimated herein will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources evaluated.

Mean Estimate Prospective Resources

					Gross Pg		Gross WI
					adjusted		Pg adjusted
		Gross	Gross Mean		Mean		Mean
	Number of	Mean	Prospective	Geological	Prospective	TransGlobe	Prospective
Exploration	Prospects	UPIIP	Resources	Risk Pg	Resources	Working	Resources
Concession	Evaluated	(MMbbl)	(MMbbl)	(%)	(MMbbl)	Interest (%)	(MMbbl)
South Alamein	20	669	133.8	15%	20.2	100%	20.2
South Mariut	2	177	35.1	19%	6.6	60%	3.9
East Ghazalat	16	154	31.1	14%	4.2	50%	2.1
Total	38	1,000	200.0	16%	31.0		26.2

Notes:
The probability of geologic success ("Pg") is defined as the probability of discovering reservoirs that flow petroleum at a measurable rate. Pg is estimated by quantifying the probability of each of the following individual geologic factors: trap, source, reservoir and migration. The product of these four probabilities or chance factors is computed as the Pg. Application of any geological and economic chance factor does not equate prospective resources to contingent resources or reserves.
Recovery efficiency is applied to prospective resources in the table set out above.
The prospective resources presented above are based on the statistical aggregation method.
There is no certainty that any portion of the prospective resources estimated herein will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources evaluated.

2013 Drilling Plans

The company announced December 11, 2012, a 2013 Capital Budget of $129 million with $53 million (41%) allocated to Exploration. The $53 million Exploration budget includes 23 exploration wells and seismic, which is primarily focused on Egypt (96%). In the Western desert, 10 of the exploration wells are planned to test 10 of the 38 prospects summarized in the independent resource report. The total working interest Mean Prospective Resource (prior to the application of geologic success) to be evaluated by the 2013 ten well exploration program, is approximately 75 million barrels.

RESOURCE DISCLOSURE

The resource estimates set forth in this news release have been evaluated by an independent qualified evaluator in accordance with NI 51-101 and the COGE Handbook. The resources have been categorized in accordance with the definitions as set out in the COGE Handbook, which are set out below:

Undiscovered oil initially-in-place or UPIIP is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially-in-place is referred to as prospective resources; the remainder is unrecoverable.

Prospective Resources - are those quantities of oil and gas estimated to be potentially recoverable from undiscovered accumulations. There is no certainty that the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Application of any geological and economic chance factor does not equate prospective resources to contingent resources or reserves.

In addition, the following mutually exclusive Classification of Resources were used:

Low Estimate - This is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation. This term reflects a P90 confidence level where there is a 90% chance that a successful discovery will be more than this resources estimate.

Best Estimate - This is considered to be the best estimate of the quantity that will actually be recovered from the accumulation. This term is a measure of central tendency of the uncertainty distribution and in this case reflects a 50% confidence level where the successful discovery will have a 50% chance of being more than this resources estimate.

High Estimate - This is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. This term reflects a P10 confidence level where there is a 10% chance that the successful discovery will be more than this resources estimate. Note that these distributions do not include consideration of the probability of success of discovering and producing commercial quantities of oil, but rather represent the likely distribution of the oil deposits, if discovered.

Mean Estimate - In accordance with petroleum industry standards, the mean estimate is the probability-weighted average, which typically has a probability in the P45 to P15 range, depending on the variance of prospective resources volume or associated value. Therefore, the probability of a prospect or accumulation containing the probability-weighted average volume or greater is usually between 45 and 15 percent. The mean estimate is the preferred probabilistic estimate of resources volumes.

The probability of geologic success ("Pg"): is defined as the probability of discovering reservoirs that flow petroleum at a measurable rate. Pg is estimated by quantifying the probability of each of the following individual geologic factors: trap, source, reservoir and migration. The product of these four probabilities or chance factors is computed as the Pg.

Pg-adjusted Mean Estimate: The Pg-adjusted mean estimate, or “geologic risk-adjusted mean estimate”, is the probability-weighted average of the hydrocarbon quantities potentially recoverable if a prospect portfolio were drilled, or if a family of similar prospects were drilled. The Pg-adjusted mean estimate is a “blended” quantity. It is a mean estimation of both volumetric uncertainty and geological risk (chance). This statistical measure considers and quantifies the geological success and geological failure outcomes. Consequently, it represents the average or mean “geologic’ outcome of a drilling and exploration program. The Pg-adjusted mean estimate is calculated as follows:

Pg - adjusted mean estimate (“Risked P-Mean”) = Pg X mean estimate.

DMCL is a wholly owned subsidiary of D&M (http://www.demac.com/), a global consulting firm providing a variety of services related to the upstream sector of the petroleum industry, including evaluation of the hydrocarbon potential of exploration areas, estimation and classification of reserves to be recovered from new discoveries, verification of hydrocarbon reserves, production forecasting, and appraisal of properties for prospective acquisition, divestiture, issuance of securities, or financing purposes. The firm offers expertise in the primary scientific specialties related to petroleum evaluation including Evaluation of Prospective Resources.

DMCL has acted independently in the preparation of the Report. DMCL and its employees have no direct or indirect ownership in the property appraised or the area of study described.

With respect to Assumptions and Limiting Conditions within the Report, the Report is limited to a discussion of the potential undiscovered oil and gas Prospective Resources of the subject property. The Report does not attempt to place a value thereon. DMCL reserves the right to revise its opinions of reserves and resources, if new information is deemed sufficiently credible to do so. The accuracy of any estimate is a function of available time, data and of geological, engineering and commercial interpretation and judgment. While the resources estimates presented herein are believed to be reasonable, they should be viewed with the understanding that additional analysis or new data may justify their revision and DMCL reserves the right to make such revision.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com